UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66213 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

MM/DD/YY                                       MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LCG CAPITAL ADVISORS, LLC

| | OFFICIAL USE ONLY |
|---|---|
| | FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 E KENNEDY BLVD, STE 325

(No. and Street)

| TAMPA | FL | 33602 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ana R. Carter   (813) 442-1645

(Area Code -- Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raulerson Castillo & Company PA

(Name -- if individual, state last, first, middle name)

| 1907 S Alexander St, Ste 2 | Plant City | FL | 33566 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Jacqueline Dormeyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LCG CAPITAL ADVISORS, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KIMBERLEY A. DANIEL
Notary Public, State of Florida
Commission# GG 149781
My comm. expires Oct. 9, 2021

Signature

CCO
Title

Notary Public

STATE OF FLORIDA
COUNTY OF Pinellas

The foregoing instrument was acknowledged before me this 9th day of March 2018, by Jacqueline Dormeyer

Notary Public's Signature Notary Name Kimberley A. Daniel
Personally Known ______ OR
Type of Identification Produced Drivers License

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**LCG CAPITAL ADVISORS, LLC**
**Financial Statements**
**December 31, 2017**

## TABLE OF CONTENTS



RAULERSON CASTILLO
& COMPANY
Certified Public Accountants and Consultants

*Business Navigation*
1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
**P:** (813) 752-6604 | **F:** (813) 752-8725

. REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of LCG Capital Advisors, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of LCG Capital Advisors, LLC as of December 31, 2017, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of LCG Capital Advisors, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of LCG Capital Advisors, LLC's management. Our responsibility is to express an opinion on LCG Capital Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to LCG Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplemental information contained in Schedules I through III has been subjected to audit procedures performed in conjunction with the audit of LCG Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of LCG Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Raulerson Castillo & Company*

Raulerson Castillo & Company, PA

We have served as LCG Capital Advisor, LLC's auditor since 2016.

Plant City, Florida
February 28, 2018

1

**LCG Capital Advisors, LLC**
**Statement of Financial Condition**
**December 31, 2017**

## ASSETS

| | | |
|---|---|---|
| **Current assets** | | |
| Cash | $ | 31,134 |
| Prepaid Expenses | | 2,365 |
| Due from affiliates | | 25 |
| Total current assets | | 33,524 |
| **Other assets** | | |
| Goodwill | | 45,600 |
| Other assets | | 175 |
| Total assets | $ | 79,299 |

## Liabilities and Member's Equity

| | | |
|---|---|---|
| **Current liabilities** | | |
| Accounts payable and accrued expenses | $ | 4,378 |
| Total current liabilities | | 4,378 |
| **Member's equity** | | 74,921 |
| Total liabilities and member's equity | $ | 79,299 |

Read the accompanying notes to the financial statements.


**LCG Capital Advisors, LLC**
**Statement of Operations and Changes in Member's Equity**
**For the Year Ended December 31, 2017**


**Revenue**

| | | |
|---|---|---:|
| Supervisory and finder's fees | $ | - |
| Other income | | 6,000 |
| | | 6,000 |

**Operating expenses:**

| | |
|---|---:|
| Professional fees | 61,057 |
| Regulatory expenses | 5,202 |
| Other administrative expenses | 9,257 |
| Total operating expenses | 75,516 |

| | | |
|---|---|---:|
| **Net loss** | | (69,516) |
| **Member's equity, beginning of year** | | 79,958 |
| **Capital Contributions** | | 64,479 |
| **Member's equity, end of year** | $ | 74,921 |

**LCG Capital Advisors, LLC**
**Statement of Cash Flows**
**For the Year Ended December 31, 2017**

| | | |
|---|---|---:|
| **Cash flows provided by operating activities:** | | |
| Net loss | $ | (69,516) |
| Adjustments to reconcile net loss to net cash used in operating activities | | |
|   Change in assets and liabilities: | | |
|     Decrease in: | | |
|       Prepaid Expenses | | (2,430) |
|     Increase in: | | |
|       Accounts payables and accrued expenses | | 1,426 |
|       Net cash used in operating activities | | (70,520) |
| **Cash flows provided by financing activities:** | | |
|   Capital contributions | | 64,479 |
|       Net cash provided by financing activities | | 64,479 |
| **Net change in cash** | | (6,041) |
| **Cash, beginning of year** | | 37,175 |
| **Cash, end of year** | $ | 31,134 |

**LCG CAPITAL ADVISORS, LLC**
**Notes to Financial Statements**
**December 31, 2017**

**Note 1 – Nature of Operations and Going Concern**

LCG Capital Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Florida limited liability company, formed on July 3, 2003 and is a wholly-owned subsidiary of LCG Capital Holdings, LLC ("LCG"). The Company's business primarily consists of assisting entities in obtaining financing and in merger and acquisition transactions.

The financial statements have been prepared on a going concern basis which assumes the Company will be able to meet all obligations. During 2017, the Company experienced a net loss and recorded no revenues. Given all obligations are due to entities under common control and the Company received capital infusions as needed to meet its operating needs, management is confident that the Company is able to continue to meet its obligations.

**Note 2 – Summary of Significant Accounting Policies**

A summary of the Company's significant accounting policies are as follows:

*Use of Estimates* - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual amounts could differ from those estimates.

*Goodwill* - Goodwill is tested for impairment on an annual basis.

As of December 31, 2017, based on management's assessment of qualitative factors it was determined that the fair value of the Company's lone reporting unit more-likely-than-not exceeds its carrying amount. As such, management determined that there was no impairment of goodwill.

*Revenue Recognition* - The Company recognizes revenue from financing and merger and acquisition transactions in the form of engagement fees and success fees. Engagement fees are recognized as the related services are performed. Success fees are earned and recognized at the time a transaction is closed.

The Company also recognizes revenue from hourly consulting fees. Fees are collected in the form of monthly retainers and revenue is recognized as time is incurred on each engagement.

*Income Taxes* - The Company is treated as a disregarded entity for income tax purposes. Accordingly, no income taxes or tax benefits are recorded by the Company since such taxes or tax benefits associated with the Company's operations are reported in the tax return of its parent company, LCG.

Management has evaluated the effect of the guidance provided by generally accepted accounting principles on accounting for uncertainty in income taxes and determined that the Company had no uncertain tax positions that could have a significant effect on the financial statements at December 31, 2017. LCG's federal income tax returns for its 2014 and subsequent tax years are subject to examination by the internal revenue service for three years from their date of filing.

### Note 3 – Related Party Transactions

The Company is owed $25 as of December 31, 2017 by a common control related entity. This receivable is due on demand and is non-interest bearing.

### Note 4 – Net Capital Requirement and Subsequent Event

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital. As of December 31, 2017, the Company had a net capital requirement and excess net capital of $5,000 and $21,756, respectively. The Company's aggregate indebtedness to net capital ratio was 16.36%.

### Note 5 – Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to subparagraph k(2)(i) of the Rule.

### Note 6 – Subsequent Events

The Company has evaluated subsequent events and transactions through the date the financial statements were available to be issued. No events other than previously disclosed have occurred subsequent to December 31, 2017 through February 26, 2018 which would require adjustment to, or disclosure in the financial statements, other than previously disclosed.

**Supplemental Information**


**LCG Capital Advisors, LLC**
**Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1**
**of the Securities and Exchange Commission**
**December 31, 2017**


**Net capital**

| | | |
|---|---|---:|
| Total member's capital | $ | 74,921 |

Deductions:
   Non-allowable assets:

| | | |
|---|---|---:|
|       Due from affiliates | | (25) |
|       Prepaid assets | | (2,365) |
|       Deposits | | (175) |
|       Goodwill | | (45,600) |
|    Net capital | $ | 26,756 |

**Aggregate indebtedness**

| | | |
|---|---|---:|
| Accounts payable, accrued expenses and due to affiliates | | 4,378 |
|    Total aggregate indebtness | $ | 4,378 |

**Computation of basic net capital requirement**

| | | |
|---|---|---:|
| Minimum net capital required based on aggregate indebtedness | $ | 292 |
| Net capital required | $ | 5,000 |
| Excess net capital | $ | 21,756 |
| Ratio of aggregate indebtedness to net capital | | 16.36% |

There were no material differences between the preceeding computation and the Company's corresponding net capital as reported in the Company's Part IIA (unaudited) Form X-17A-5 FOCUS report as of December 31, 2017.

**LCG Capital Advisors, LLC**
**Schedule II - Computation for Determination of Reserve Requirements**
**under Rule 15c3-3 of the Securities Exchange Act of 1934**
**December 31, 2017**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

**Schedule III - Information Relating to the Possession or Control Requirements**
**under Rule 15c3-3 of the Securities Exchange Act of 1934**
**December 31, 2017**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.



# RAULERSON CASTILLO & COMPANY

Certified Public Accountants and Consultants

*Business Navigation*

1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | F: (813) 752-8725

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE EXEMPTION REPORT**

To the Board of Directors and Member
of LCG Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) LCG Capital Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which LCG Capital Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) LCG Capital Advisors, LLC stated that LCG Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. LCG Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LCG Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Raulerson Castillo & Company*

**Raulerson Castillo & Company, PA**
Plant City, Florida
February 26, 2018



LCG ADVISORS

**EXEMPTION REPORT**

LCG Capital Advisors, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended December 31, 2017, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(i) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

JACQUELINE DORMEYER
Name

[signature]
Authorized Signature

CHIEF COMPLIANCE OFFICER
Title

2/21/18
Date

201 E. Kennedy Blvd., Suite 325, Tampa, Florida 33602 • P: 813-226-2800 • www.lcgadvisors.com